(AIG Letterhead)

May 21, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-08787

Dear Mr. Rosenberg:

We are in receipt of your letter dated May 8, 2013 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”). This letter sets forth our response to the Staff’s comment contained in your letter.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-K, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have repeated your comment below to facilitate your review.

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Notes to Consolidated Financial Statements

20. Statutory Financial Data and Restrictions, page 314

1.

Please refer to your response to comment three. Your revised disclosure in the first paragraph on page seven only includes the aggregate minimum required statutory capital and surplus for your “domestic” Property Casualty insurance subsidiaries. Please provide us revised proposed disclosure that also includes the minimum required statutory capital and surplus for your foreign Property Casualty insurance subsidiaries. In addition you also state that all U.S. insurance subsidiaries individually exceeded the minimum required

Mr. Jim B. Rosenberg	May 21, 2013
Securities and Exchange Commission	Page 2

statutory capital and surplus. Please provide us revised proposed disclosure that states whether all foreign insurance subsidiaries individually exceeded the minimum required statutory capital and surplus. If certain foreign subsidiaries have not met the minimum requirements, please disclose the expected effects that this deficiency will have on your future financial position and results of operations, if material.

AIG Response

We will include disclosures substantially similar to the following in our “Statutory Financial Data and Restrictions” note to our consolidated financial statements in future filings on Form 10-K to address the Staff’s comments (changes to the proposed disclosure in our letter to the Staff dated April 11, 2013 are marked).

At both December 31, 2012 and 2011, the aggregate minimum required statutory capital and surplus of our domestic Property Casualty insurance subsidiaries was approximately $5.8 billion. At December 31, 2012 and 2011, the aggregate minimum required statutory (or equivalent) capital and surplus of our foreign Property Casualty insurance subsidiaries was approximately $10.1 billion and $9.7 billion, respectively. Capital and surplus requirements of our foreign subsidiaries differ from those prescribed in the U.S., and can vary significantly by jurisdiction. At December 31, 2012 and 2011, the aggregate minimum required statutory capital and surplus of our Life and Retirement insurance subsidiaries was approximately $4.3 billion and $3.5 billion, respectively. In addition, all ~~U.S~~. domestic and foreign insurance subsidiaries individually exceeded the minimum required statutory capital and surplus requirements at both dates.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.